RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 12 DATED JANUARY 9, 2024
TO THE PROSPECTUS DATED AUGUST 10, 2023

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2023, as supplemented by Supplement No. 1 dated August 16, 2023, Supplement No. 2 dated September 5, 2023, Supplement No. 3 dated September 18, 2023, Supplement No. 4 dated October 4, 2023, Supplement No. 5 dated October 10, 2023, Supplement No. 6 dated October 24, 2023, Supplement No. 7 dated November 3, 2023, Supplement No. 8 dated November 16, 2023, Supplement No. 9 dated December 4, 2023, Supplement No. 10 dated December 28, 2023 and Supplement No. 11 dated January 5, 2024. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our share redemption plan.

Share Redemption Plan

The following disclosure supplements and should be read in conjunction with the section of the prospectus titled “Share Repurchases and Redemptions—Redemption Limitations” and all other similar disclosure in the prospectus.

As of January 4, 2024, we have received share redemption requests during the quarter ending March 31, 2024 in excess of the limit of 5% of our combined NAV as of December 31, 2023. Pursuant to the terms of our share redemption plan, all redemption requests received during the quarter prior to January 4, 2024 were satisfied 100% on a first-come, first-served basis. Redemption requests received on January 4, 2024 were satisfied on a pro rata basis at 84.45% of the requested amount without regard to share class such that aggregate redemptions during the quarter ending March 31, 2024 did not exceed the limit of 5% of our combined NAV as of December 31, 2023.

As a result of reaching the quarterly redemption volume limitation under our share redemption plan, we will no longer accept additional redemption requests until April 1, 2024. All unsatisfied redemption requests received during the quarter ending March 31, 2024 must be resubmitted on or after April 1, 2024 to be accepted.

Pursuant to our Share Redemption Plan and as described in our prospectus, as the quarterly redemption volume limitation was reached on the third business day of the quarter ending March 31, 2024, redemption requests during the quarter ending June 30, 2024 will be satisfied on a stockholder by stockholder basis, which we refer to as a per stockholder allocation, instead of a first-come, first-served basis. Pursuant to the per stockholder allocation, each of our stockholders would be allowed to request redemption at any time during the quarter ending June 30, 2024 of a total number of shares not to exceed 5% of the shares of common stock the stockholder held as of March 31, 2024.